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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the three month period ended March 31, 2004

Legrand Holding S.A.
(Translation of registrant's name into English)

128, avenue du Maréchal de Lattre de Tassigny
87000 Limoges
France
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

        Non Audited Consolidated Condensed Financial Statements of Legrand Holding S.A., pursuant to French GAAP, as of and for the period ended March 31, 2004.

        Non Audited Consolidated Condensed Financial Statements of Legrand S.A.S., pursuant to French GAAP, as of and for the period ended March 31, 2004.

LEGRAND HOLDING SA FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2004

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

Consolidated statements of income FRENCH GAAP

	Legrand Holding SA
	Period from Jan 01, 2004 to March 31, 2004	Period from Jan 01, 2003 to March 31, 2003
	€ in millions
Net sales	730.4	700.3

Operating expenses
Cost of goods sold	(387.9)	(379.3)
Administrative and selling expenses	(189.1)	(186.6)
Research and development expenses	(62.9)	(35.8)
Other operating income (expenses)	3.0	6.4
Amortization of goodwill	(10.7)	(9.9)

Operating income (loss)	82.8	95.1

Interest income (expense)	(58.9)	(16.7)
Profits (losses) from disposal of fixed assets	0.1
Other income (expenses)	(2.3)	(43.4)

Income (loss) before taxes, minority interests and equity in earnings of investees	21.7	35.0

Income taxes	(7.7)	(25.6)

Net income (loss) before minority interests and equity in earnings of investees	14.0	9.4

Minority interests	(0.3)	(0.3)
Equity in earnings of investees	0.3	1.1

Net income (loss) attributable to Legrand Holding	14.0	10.2

Consolidated balance sheets FRENCH GAAP

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	€ in millions
ASSETS

Current assets
Cash and cash equivalents	72.7	67.9
Marketable securities	8.4	32.6
Restricted cash	38.7	37.0
Trade accounts receivable	574.7	509.9
Deferred income taxes	34.3	34.7
Other current assets	104.9	112.1
Inventories	394.5	385.5

Total current assets	1,228.2	1,179.7
Property, plant and equipment, net	895.5	914.9
Investments	22.9	21.8
Goodwill, net	803.8	810.4
Trademarks, net	1,595.3	1,591.1
Developed Technology, net	423.6	449.9
Restricted cash	84.3	90.5
Deferred income taxes	33.0	32.3
Other non-current assets	95.3	93.9

Total non-current assets	3,953.7	4,004.8

Total assets	5,181.9	5,184.5

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	126.0	130.8
Accounts and notes payable	292.5	252.7
Deferred income taxes	3.4	3.0
Other current liabilities	347.1	328.4

Total current liabilities	769.0	714.9
Deferred income taxes	160.2	168.3
Other non-current liabilities	226.2	227.3
Long-term borrowings	2,229.9	2,308.8
Subordinated securities	99.9	108.9
Payment-In-Kind loans (PIK)	1,228.3	1,213.6
Minority interests	18.7	18.2
Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(244.5)	(255.8)
Translation reserve	(65.2)	(79.1)

	449.7	424.5

Total liabilities and shareholders' equity	5,181.9	5,184.5

Consolidated statements of cash flows FRENCH GAAP

Legrand Holding SA
Period from Jan 01, 2004 to March 31, 2004
€ in millions
Net income attributable to Legrand Holding	14.0
Reconciliation of net income to net cash provided from (used in) operating activities:
-depreciation of tangible assets	36.4
-amortization of intangible assets	43.6
-changes in long-term deferred taxes	(7.2)
-changes in other long-term assets and liabilities	(3.3)
-minority interests	0.3
-equity in earnings of investees	(0.3)
-other items having impacted the cash	18.2
(Gains) losses on fixed asset disposals	(0.1)
(Gains) losses on sales of securities	0.0
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-inventories	(4.9)
-accounts receivable	(59.5)
-accounts and notes payable	37.7
-other operating assets and liabilities	3.5

Net cash (used in) provided from operating activities	78.4

Net proceeds from sales of fixed assets	8.0
Capital expenditures	(23.8)
Proceeds from sales of marketable securities	29.8
Investments in marketable securities	(1.0)
Investments in consolidated entities	0.0
Investments in non-consolidated entities	(0.2)

Net cash (used in) provided from investing activities	12.8

Related to shareholders' equity:
-capital increase	0.0
-dividends paid by Legrand Holding's subsidiaries	0.0
Other financing activities:
-reduction of subordinated securities	(8.9)
-new borrowings	0.2
-repayment of borrowings	(81.7)
-debt issuance cost	0.0
-increase (reduction) of commercial paper	0.0
-increase (reduction) of bank overdrafts	1.3

Net cash (used in) provided from financing activities	(89.1)

Net effect of currency translation on cash	(2.7)
Increase (reduction) of cash and cash equivalents	4.8
Cash and cash equivalents at the beginning of the period	67.9

Cash and cash equivalents at the end of the period	72.7

Accounting policies and details

1)    Basis of presentation and accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, the computation and presentation of the operating expenses, and the application of FAS 133, FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of March 31, 2004, and the consolidated results of operations and cash flows for the period ended March 31, 2004. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

2)    Inventories

        Inventories are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	€ in millions
Purchased raw-materials and parts	133.8	129.5
Sub-assemblies, work in process	89.9	89.1
Finished goods	232.4	227.7

	456.1	446.3
Less allowances	(61.6)	(60.8)

	394.5	385.5

3)    Long-term borrowings

        Long-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	€ in millions
Senior credit agreement	1,242.1	1,323.8
High-Yield notes	601.1	601.1
8 1/2% debentures	316.4	306.7
Other long-term borrowings	70.3	77.2

	2,229.9	2,308.8

        On February 12, 2003, the Group issued (i) $350 million of senior notes due 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (together, the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, the Group issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to repay a €600 million loan under the mezzanine credit agreement and to repay a related party loan in the amount of €1,156 million made to a subsidiary of the Group in connection with the acquisition of Legrand on December 10, 2002 with the proceeds from preferred equity certificates issued by the related party.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Legrand Holding SA
	March 31, 2004	Dec 31, 2003
	€ in millions
Current portion of long-term debt	50.7	54.2
Current portion of capital leases	5.8	5.8
Bank overdrafts	39.6	39.4
Other short-term borrowings	29.9	31.4

	126.0	130.8

5)    Comprehensive income

        The components of comprehensive income are as follows:

Legrand Holding SA
Period from Jan 01, 2004 to March 31, 2004
€ in millions
Net income (loss)	14.0
Foreign currency translation adjustments	13.9

Comprehensive income (loss)	27.9

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

Future rental commitments

        The group uses certain facilities under lease agreements and leases certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Legrand Holding SA
March 31, 2004
€ in millions
Payable until March 31, 2005	17.2
Payable until March 31, 2006	13.8
Payable until March 31, 2007	11.1
Payable until March 31, 2008	7.4
Payable until March 31, 2009	4.1
Subsequent years	5.7

59.3

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider had a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and has a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Subsequent events

        We have no knowledge of subsequent events.

8)    Stock-options

        The Company has one stock option plan under which stock options may be granted to purchase a specified number of common shares of the Company at an exercise price of €1.00/share and for a term of 9 years. Pursuant to the terms of the plan, stock options may be granted, at the discretion of the board of directors, to substantially all employees. Employee options may not vest in any options, except upon the occurrence of certain specified events, prior to the eight-year anniversary of the date of grant. In addition, the number of options, if any, that vest is contingent upon the internal rate of return achieved with respect to Lumina Parent's (the Company's ultimate parent) investment in the Company. As of March 31, 2004, the Company had 1,090,453 options available for grant pursuant to existing authorizations under approved plans.

        A summary of the activity pursuant to the Company's stock option plan is presented below:

Nature of the plans
	subscription
dates of attribution of options		Total of outstanding plans
	2003
Balance at the end of 2002	0	0

Options granted	9,555,516	9,555,516
Options exercised	0	0
Options cancelled	(557,000)	(557,000)

Balance at the end of 2003	8,998,516	8,998,516

Options granted	2,298,200	2,298,200
Options exercised	0	0
Options cancelled	(40,000)	(40,000)

Balance as of March 31, 2004	11,256,716	11,256,716

        None of the outstanding options is exercisable as of March 31, 2004. The fair value at the date of grant, and at the date March 31, 2004, of the options is equal to the exercise price (i.e., €1).

9)    Reconciliation French GAAP to US GAAP

        The tables below show the U.S. GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Legrand Holding SA
	Period from Jan 01, 2004 to March 31, 2004
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US GAAP
	€ in millions
Net sales	730.4			0.0		730.4
Operating expenses
Cost of goods sold	(387.9)			0.0		(387.9)
Administrative and selling expenses	(189.1)			0.0		(189.1)
Research and development expenses	(62.9)			0.0		(62.9)
Other operating expenses	3.0			0.0	(3.5)	(0.5)
Amortization of goodwill	(10.7)	10.7		0.0		0.0

Operating income (loss)	82.8	10.7	0.0	0.0	(3.5)	90.0

Interest income (expense)	(58.9)			0.9		(58.0)
Profits (losses) from disposal of fixed assets	0.1			0.0	(0.1)	0.0
Other revenues (expenses)	(2.3)			(2.6)	3.6	(1.3)

Income (loss) before taxes, minority interests and equity in earnings of investees	21.7	10.7	0.0	(1.7)	0.0	30.7

Income taxes	(7.7)		(2.2)	0.6		(9.3)

Net income (loss) before minority interests and equity in earnings of investees	14.0	10.7	(2.2)	(1.1)	0.0	21.4

Minority interests	(0.3)			0.0		(0.3)
Equity in earnings of investees	0.3			0.0		0.3

Net income (loss) attributable to Legrand Holding	14.0	10.7	(2.2)	(1.1)	0.0	21.4

ANALYSIS OF AMORTIZATION EXPENSES

	Legrand Holding SA
	Period from Jan 01, 2004 to March 31, 2004
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassification	US GAAP
	€ in millions
Amortization of tangible assets	(36.4)					(36.4)
Amortization of intangible assets	(43.6)	10.7				(32.9)

a)
Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwill and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

        Pursuant to this statement, the group reversed the amortization expenses of goodwill registered under French GAAP (€10.7 million).

b)
Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no. 342 and the decree no. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c)
Derivative financial instruments

        Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d)
Presentation of the statement of income

        To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French GAAP are requested to be included in the operating income under US GAAP.

SUMMARY RECONCILIATION OF NET EQUITY

Legrand Holding SA
Period from Jan 01, 2004 to March 31, 2004
€ in millions
Net equity compliant with French GAAP	449.7
FAS 142/Goodwill depreciation	42.5
EITF 93-16	(12.1)
FAS 133	(68.9)

Net equity compliant with US GAAP	411.2

LEGRAND SAS FRENCH GAAP

NON AUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
MARCH 31, 2004

Summary

Consolidated statements of income	2
Consolidated balance sheets	3
Consolidated statements of cash flows	5
Accounting policies and details	6

1

Consolidated statements of income FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2004 to Mar 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003
	€ in millions
Net sales	730.4	2,761.8
Operating expenses
Cost of goods sold	(387.9)	(1,640.4)
Administrative and selling expenses	(189.1)	(733.5)
Research and development expenses	(62.9)	(258.5)
Other operating income (expenses)	3.0	17.3
Amortization of goodwill	(10.7)	(44.7)

Operating income (loss)	82.8	102.0

Interest income (expense)	(60.8)	(194.3)
Profit (losses) from disposal of fixed assets	0.1	(3.7)
Other income (expenses)	(1.6)	(42.2)

Income (loss) before taxes, minority interests and equity in earnings of investees	20.5	(138.2)

Income taxes	(18.9)	(33.2)

Net income (loss) before minority interests and equity in earnings of investees	1.6	(171.4)

Minority interests	(0.3)	(0.9)
Equity in earnings of investees	0.3	2.4

Net income (loss)	1.6	(169.9)

2

Consolidated balance sheets FRENCH GAAP

	Legrand SAS
	March 31, 2004	Dec 31, 2003
	€ in millions
ASSETS
Current assets
Cash and cash equivalent	72.7	67.9
Marketable securities	8.4	32.6
Restricted cash	38.7	37.0
Trade accounts receivable	574.7	509.9
Deferred income taxes	34.3	34.7
Other current assets	104.9	112.1
Inventories	394.5	385.5

Total current assets	1,228.2	1,179.7
Property, plant and equipment, net	895.5	914.9
Investments	22.9	21.8
Goodwill, net	803.8	810.4
Trademarks, net	1,595.3	1,591.1
Developed Technology, net	423.6	449.9
Restricted cash	84.3	90.5
Deferred income taxes	30.6	32.3
Other non-current assets	95.3	93.9

Total non-current assets	3,951.3	4,004.8

Total assets	5,179.5	5,184.5

3

	Legrand SAS
	March 31, 2004	Dec 31, 2003
	€ in millions
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings	126.0	130.8
Accounts and notes payable	292.5	252.7
Deferred income taxes	3.4	3.0
Other current liabilities	383.0	347.4

Total current liabilities	804.9	733.9
Deferred income taxes	124.9	167.4
Other non-current liabilities	226.2	227.3
Long-term borrowings	1,628.8	1,707.7
Subordinated securities	99.9	108.9
Related party	1,881.8	1,839.6
Minority interests	18.7	18.2
Shareholders' equity
Capital stock	759.4	759.4
Accumulated deficits	(299.9)	(298.8)
Translation reserve	(65.2)	(79.1)

	394.3	381.5

Total liabilities and shareholders' equity	5,179.5	5,184.5

4

Consolidated statements of cash flows FRENCH GAAP

	Legrand SAS
	Period from Jan 01, 2004 to Mar 31, 2004	Period from Jan 01, 2003 to Dec 31, 2003
	€ in millions
Net income (loss)	1.6	(169.9)
Reconciliation of net income to net cash:
-depreciation of tangible assets	36.4	155.8
-amortization of intangible assets	43.6	191.2
-changes in long-term deferred taxes	(39.2)	(50.4)
-changes in other long-term assets and liabilities	(3.3)	4.6
-minority interests	0.3	0.9
-equity in earnings of investees	(0.3)	(2.4)
-other items having impacted the cash	18.2	138.1
(Gains) losses on fixed asset disposals	(0.1)	(1.2)
(Gains) losses on sales of securities	0.0	(0.6)
Changes in operating assets and liabilities, net of effect of investments in consolidated entities:
-inventories	(4.9)	(1.9)
-accounts receivable	(59.5)	61.1
-accounts and notes payable	37.7	(7.5)
-other operating assets and liabilities	20.4	(62.7)

Net cash (used in) provided from operating activities	50.9	255.1

Net proceeds from sales of fixed assets	8.0	16.8
Capital expenditures	(23.8)	(112.6)
Proceeds from sales of marketable securities	29.8	312.3
Investments in marketable securities	(1.0)	(29.0)
Investments in consolidated entities	0.0	(72.8)
Investments in non-consolidated entities	(0.2)	(0.2)

Net cash (used in) provided from investing activities	12.8	114.5

Related to shareholders' equity:
-capital increase	0.0	0.0
-dividends paid by subsidiaries	0.0	(1.1)
Other financing activities:
-reduction of subordinated securities	(8.9)	(50.0)
-new borrowings	27.7	604.0
-repayments of borrowings	(81.7)	(820.3)
-debt issuance costs	0.0	(7.5)
-increase (reduction) of commercial paper	0.0	(508.0)
-increase (reduction) of bank overdrafts	1.3	(87.2)

Net cash (used in) provided from financing activities	(61.6)	(870.1)

Net effect of currency translation on cash	(2.7)	(9.4)
Increase (reduction) of cash and cash equivalents	4.8	(491.1)
Cash and cash equivalents at the beginning of the period	67.9	559.0

Cash and cash equivalents at the end of the period	72.7	67.9

5

Accounting policies and details

1)    Basis of presentation and accounting policies

        The Group's consolidated financial statements are prepared in conformity with accounting principles generally accepted in France. They differ from those generally accepted in the United States of America with respect to the presentation of the statement of income, the computation and presentation of the operating expenses, and the application of FAS 133, FAS 142 and of EITF-93-16.

        In the opinion of management, the accompanying consolidated financial statements of the Group contain all adjustments necessary to present fairly, in all material respects, the Group's consolidated financial position as of March 31, 2004, and the consolidated results of operations and cash flows for the periods ended March 31, 2004 and December 31, 2003. All such adjustments are deemed to be of a normal recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Legrand Holding SA's Annual Report on Form 20-F for the year ended December 31, 2003. The results of operations for the period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

2)    Inventories

        Inventories are comprised of the following:

	Legrand SAS
	March 31, 2004	Dec 31, 2003
	€ in millions
Purchased raw materials and parts	133.8	129.5
Sub-assemblies, work-in-process	89.9	89.1
Finished goods	232.4	227.7

	456.1	446.3
Less: allowances	(61.6)	(60.8)

	394.5	385.5

3)    Long-term borrowings and related party loan

        Long-term borrowings are comprised of the following:

	Legrand SAS
	March 31, 2004	Dec 31, 2003
	€ in millions
Senior credit agreement	1,242.1	1,323.8
8 1/2% debentures	316.4	306.7
Other long-term borrowings	70.3	77.2

	1,628.8	1,707.7

Related party loan:

        On February 12, 2003, the Group's parent, Legrand Holding SA, issued (i) $350 million of senior notes due 2013 and bearing interest at 10 1/2% per annum and (ii) €277.5 million of senior notes due 2013 and bearing interest at 11% per annum (together, the "High Yield Notes"). The gross proceeds of the issuance of the High Yield Notes amounted to approximately €601 million. Simultaneously, Legrand Holding SA issued a subordinated shareholder PIK loan (the "Subordinated Shareholder PIK Loan") in the amount of €1,156 million subscribed by a related party. The proceeds from the issuance

6

of the High Yield Notes, together with the proceeds of the Subordinated Shareholder PIK Loan, were used to make an intercompany funding loan to the Group in the amount of €1,756 million. The proceeds to the Group were used to repay the €600 million loan under the mezzanine credit agreement and to repay the related party loan in the amount of €1,156 million made to Legrand SAS by the related party in connection with the acquisition of Legrand on December 10, 2002.

        The Subordinated Shareholder PIK Loan bears interest at 5% per annum and is payable in full, together with accrued interest, in 2026. The Subordinated Shareholder PIK Loan was subscribed by a subsidiary of the Group's ultimate parent, Lumina Parent Sarl.

4)    Short-term borrowings

        Short-term borrowings are comprised of the following:

	Legrand SAS
	March 31, 2004	Dec 31, 2003
	€ in millions
Current portion of long-term debt	50.7	54.2
Current portion of capital leases	5.8	5.8
Bank overdrafts	39.6	39.4
Other short-term borrowings	29.9	31.4

	126.0	130.8

5)    Comprehensive income

        The components of comprehensive income are as follows:

Legrand SAS
Period from Jan 01, 2004 to Mar 31, 2004
€ in millions
Net income (loss)	1.6
Foreign currency translation adjustments	13.9

Comprehensive income (loss)	15.5

6)    Commitments and contingencies

        The Group is involved in a number of legal proceedings and litigations arising in the normal course of business. In the opinion of management, all such matters have been adequately provided for or are without merit, and are of such kind that if disposed of unfavorably, would not have a material adverse effect on the Group's consolidated financial position or results of operations.

7

Future rental commitments

        The group uses certain facilities under lease agreements and leases certain equipment. Minimum future rental commitments under noncancellable leases are detailed below:

Legrand SAS
March 31, 2004
€ in millions
Payable until March 31, 2005	17.2
Payable until March 31, 2006	13.8
Payable until March 31, 2007	11.1
Payable until March 31, 2008	7.4
Payable until March 31, 2009	4.1
Subsequent years	5.7

59.3

Rights of first refusal and first offer:

        Pursuant to the acquisition of Legrand by the Group, Schneider had a right of first refusal for a period of twelve months following the closing of the acquisition (December 10, 2002) and has a right of first offer for a period of twelve months following the first anniversary of the closing of the acquisition with respect to any sales of material assets owned by Legrand.

7)    Subsequent events

        We have no knowledge of any subsequent event.

8)    Reconciliation French GAAP to US GAAP

        The tables below show the US GAAP reconciliations of net income and net equity prepared in accordance with US GAAP.

8

RECONCILIATION OF PROFIT AND LOSS STATEMENT

	Legrand SAS
	Period from Jan 01, 2004 to Mar 31, 2004
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassifi- cation	US GAAP
	€ in millions
Net sales	730.4					730.4
Operating expenses
Cost of goods sold	(387.9)					(387.9)
Administrative and selling expenses	(189.1)					(189.1)
Research and development expenses	(62.9)					(62.9)
Other operating expenses	3.0				(3.5)	(0.5)
Amortization of goodwill	(10.7)	10.7				0.0

Operating income (loss)	82.8	10.7	0.0	0.0	(3.5)	90.0

Interest income (expense)	(60.8)			0.9		(59.9)
Profits (losses) from disposal of fixed assets	0.1			0.0	(0.1)	0.0
Other revenues (expenses)	(1.6)			5.9	3.6	7.9

Income (loss) before taxes, minority interests and equity in earnings of investees	20.5	10.7	0.0	6.8	0.0	38.0

Income taxes	(18.9)		(2.2)	(2.4)		(23.5)

Net income (loss) before minority interests and equity in earnings of investees	1.6	10.7	(2.2)	4.4	0.0	14.5

Minority interests	(0.3)					(0.3)
Equity in earnings of investees	0.3					0.3

Net income (loss)	1.6	10.7	(2.2)	4.4	0.0	14.5

ANALYSIS OF AMORTIZATION EXPENSES

	Legrand SAS
	Period from Jan 01, 2004 to Mar 31, 2004
	French GAAP	Goodwill depreciation	EITF 93-16	FAS 133	Reclassifi- cation	US GAAP
	€ in millions
Amortization of tangible assets	(36.4)					(36.4)
Amortization of intangible assets	(43.6)	10.7				(32.9)

a)
Application of FAS 142

        In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FAS) No. 141 and 142. These Statements establish new accounting and reporting standards for goodwills and other non amortized intangible assets and in particular, supersede their amortization by an impairment test.

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        Pursuant to this statement, the group reversed the amortization expenses of goodwills registered under French GAAP (€10.7 million).

b)
Application of EITF 93-16

        In 2001, the Italian subsidiaries revalued their assets, in compliance with the Italian law no. 342 and the decree no. 162 (April 13, 2001), retroactively applicable from January 1, 2000. According to EITF 93-16, the tax to be paid in case of distribution of the revalued amount has to be provided for.

c)
Derivative financial instruments

        Legrand entered into three subordinated securities contracts in 1990 and 1992. In addition, these subordinated securities are hedged by three interest rate swaps. Under French GAAP, these instruments are accounted for as hedges of debt. Under US GAAP, these instruments are recorded at fair value with the changes in fair value recorded to profit and loss.

d)
Presentation of the statement of income

        To comply with US GAAP, "other expenses" such as restructuring ones are classified as non-operating expenses under French GAAP are requested to be included in the operating income under US GAAP.

SUMMARY RECONCILIATION OF NET EQUITY

Legrand SAS
March 31, 2004
€ in millions
Net equity compliant with French GAAP	394.3
FAS 142	42.5
EITF 93-16	(12.1)
FAS 133	(93.1)

Net equity compliant with US GAAP	331.6

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Legrand Holding S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGRAND HOLDING S.A.
Date: May 27, 2004	By:	/s/ PATRICE SOUDAN
	Name:	Patrice Soudan
	Title:	Chief Financial Officer

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Consolidated statements of income FRENCH GAAP
Consolidated balance sheets FRENCH GAAP
SIGNATURES